UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 2, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RTI Surgical Holdings, Inc.

File No. 001-38832 - CF#37438

      RTI Surgical Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 14A filed on March 25, 2019.

      Based on representations by RTI Surgical Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Appendix A   through March 25, 2022

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary